VL 4-14-04

04016264

AM 4/6/2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
APR 15 2004
THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Impact Financial Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2155 Resort Drive, Suite 108
(No. and Street)

Steamboat Springs (City) Colorado (State) 80487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Neal Jordan 970-879-1189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Ste 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 05 2004 WASH. DC 161 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Neal Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Impact Financial Network, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY A. SITA
Notary Public - Notary Seal
STATE OF MISSOURI
St. Charles County
My Commission Expires: Feb. 7, 2006

Betty A. Sita
Notary Public

William Neal Jordan
Signature

President
Title

Subscribed and sworn to before me this 27th day of March 2004

Betty A. Sita
Notary Public, St. Charles County
My commission expires FEB 7, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMPACT FINANCIAL NETWORK, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

IMPACT FINANCIAL NETWORK, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Impact Financial Network, Inc.

We have audited the accompanying statement of financial condition of Impact Financial Network, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Impact Financial Network, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
March 18, 2004

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	3 562
Receivable from clearing broker		25 586
Receivable from related parties		26 762
Equipment, at cost, net of accumulated depreciation of $1,981		1 219
	$	**57 129**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	13 714
Income taxes payable (Note 4)		2 510
TOTAL LIABILITIES		16 224
CONTINGENCIES (Note 6)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, par value $.01 per share; 7,500 shares authorized; 950 shares issued and outstanding		10
Additional paid-in capital		30 624
Retained earnings		10 271
TOTAL SHAREHOLDER'S EQUITY		40 905
	$	**57 129**

The accompanying notes are an integral part of this statement.

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	58 855
Other		1 096
Total revenue		59 951
EXPENSES:		
Clearing charges		21 071
Registrations, licenses and assessments		5 389
Insurance		1 154
Commissions		119
Other		1 917
Total expenses		29 650
INCOME BEFORE INCOME TAXES		30 301
Income tax provision (Note 4)		2 510
NET INCOME	**$**	**27 791**

The accompanying notes are an integral part of this statement.

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES, DECEMBER 31, 2002	950	10	30 624	(17 520)
Net income	-	-	-	27 791
BALANCES, DECEMBER 31, 2003	**950**	**$ 10**	**$ 30 624**	**$ 10 271**

The accompanying notes are an integral part of this statement.

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	27 791
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		457
Decrease in receivable from clearing broker		2 135
Decrease in commissions receivable		166
Increase in accounts payable		1 894
Increase in income taxes payable		2 510
Decrease in commissions payable		(5 909)
Net cash provided by operating activities		29 044
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in due from related parties		(25 487)
NET INCREASE IN CASH		3 557
CASH, at beginning of year		5
CASH, at end of year	**$**	**3 562**

The accompanying notes are an integral part of this statement.

IMPACT FINANCIAL NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Impact Financial Network, Inc. (the "Company") was incorporated in Florida on March 7, 1986 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Jordan American Holdings, Inc. ("JAHI"). Equity Assets Management, Inc. ("EAM"), another subsidiary of JAHI, provides investment advisory and portfolio management services to individual investors and pooled accounts. Commissions earned from EAM's customer transactions are the primary source of the Company's revenues.

The Company records securities transactions and related revenue and expenses on a settlement date basis, which does not differ materially from trade date.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $12,924 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.26 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an administrative service agreement with its parent. Pursuant to the agreement, the Company pays its parent in return for administrative services. During the year ended December 31, 2003, the Company paid approximately $1,917 to its parent for these services.

NOTE 4 - INCOME TAXES

The Company utilized its net operating loss carryforward of approximately $17,000 during the year ended December 31, 2003 to offset taxes currently payable. As of December 31, 2003, the Company's income taxes payable was $2,510.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between financial reporting and income tax bases of assets and liabilities using enacted income tax rates. The Company has no significant temporary differences as of December 31, 2003.

NOTE 5 - STOCK PURCHASE WARRANTS

The Company acquired, at no cost, warrants to subscribe for and purchase from Boston Restaurant Associates, Inc. ("BRAI"), up to 500,000, fully-paid and nonassessable shares of BRAIs common stock. The purchase rights represented by the warrants are exercisable by the Company, in whole or in part, at any time through December 31, 2006, at an exercise price of $3.00 per share.

The Company's management has estimated the Stock Purchase Warrants to be worthless at December 31, 2003. This determination was made considering primarily the current value of the underlying common stock and the current illiquidity of the Stock Purchase Warrants.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

SUPPLEMENTARY INFORMATION

IMPACT FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	40 905
DEBITS:		
Nonallowable assets:		
Receivable from related parties		26 762
Equipment, net		1 219
Total debits		27 981
NET CAPITAL		12 924
Minimum requirements of 6-2/3% of aggregate indebtedness of $16,224 or $5,000, whichever is greater		5 000
Excess net capital	**$**	**7 924**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	13 714
Income taxes payable		2 510
TOTAL AGGREGATE INDEBTEDNESS	**$**	**16 224**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.26 to 1**

IMPACT FINANCIAL NETWORK, INC.

RECONCILATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17a-5 PART II FILING
WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17a-5 PART II FILING	$	15 425
Adjustments:		
Increase in expenses		(2 511)
Decrease in haircuts		10
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**12 924**

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Impact Financial Network, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Impact Financial Network, Inc. for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Impact Financial Network, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Impact Financial Network, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

In addition, our review indicated that Impact Financial Network, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
March 18, 2004